EXHIBIT 4.2

RULES FOR STOCK OPTION PLAN N°6

BOARD OF DIRECTORS MEETING ON MARCH 28, 2006

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Rules for the Veolia Environnement Share Subscription 0ption Plan –

Board of Directors Meeting on 28th March 2006

Introduction

A share subscription option plan is a scheme whereby a company grants to its employees and/or officers of this company and/or affiliated companies, the possibility of subscribing for new shares, during a certain period, at a price that is determined at the time of the grant and remains fixed for the whole of that period (except for any adjustments).

In this way, the persons concerned participate in the company's performance by way of the increase in the stock market value of their securities, before becoming possible shareholders in the company.

The financial benefit derived from the exercise of the option right and from the subsequent disposal of the shares acquired is subject to specific tax rules on stock options that are also dependent on the beneficiary's place of residence for tax purposes.

These rules specify the terms and conditions for the options plan approved by the Board of Directors of Veolia Environnement during their meeting on 28th March 2006.

Options characteristics and terms and conditions of grant

Beneficiaries

Options are granted to beneficiaries who are defined and classified according to the following characteristics:

- the most senior executives of the Veolia Environnement group (including members of the Executive Committee) who exercise direct influence on the company's financial performance,

- the Veolia Environnement group companies' senior executives ("Club Synergies" members),

- the group employees who have distinguished themselves by their remarkable performance.

Number of options

Pursuant to the authorisation granted by the Combined Ordinary and Extraordinary Shareholders' Meeting on 12th May 2005, and further to the recommendations of the Nominations and Compensation Committee, the Board of Directors of Veolia Environnement has set the number of options granted to each beneficiary. This number is communicated to the beneficiaries by letter.

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As the options are irrevocable, their number and subscription price cannot be altered during the duration of the term of the options, except in the case of possible adjustments, such as those cited below.

A further decision by the Board of Directors is required for the grant of any additional options.

Options characteristics

With the sole exception of the death of the beneficiary, the options are non-assignable and exempt from seizure.

Options are exercised at the beneficiary's discretion.

For beneficiaries residing in the United States, the options are deemed to be "NSO" (Non-Statutory Stock Options).

Term of options and time limit for their exercise

The options are granted irrevocably for a term of eight years from the date of their grant by the Board of Directors Meeting on 28th March 2006.

The Board of Directors has established the terms and conditions to be fulfilled for the options to be vested and exercised (c.f. Chapter II and III). Any option remaining unexercised at the end of the eight-year term will automatically lapse.

Share price

The non-discounted price fixed for the subscription of shares by beneficiaries is determined at the date on which the options are granted by the Board of Directors in accordance with the law and with the authorisation granted by the Combined Ordinary and Extraordinary Shareholders' Meeting. Accordingly, the exercise price has been fixed at 44.75 euros.

The exercise price is fixed in euros for both French and foreign beneficiaries, with the options granted giving right to shares listed on the Paris Stock Exchange.

Share price adjustments

By law, this price cannot be altered during the term of the option.

However, pursuant to legal provisions, if, during the term of the options, Veolia Environnement proceeds with certain financial transactions affecting its share capital, the Board of Directors shall effect an adjustment to the exercise price and to the number of the underlying shares corresponding to unexercised options, in order to take account of the impact of these capital transactions on the options granted. The method for calculating this adjustment is laid down by law; the Board of Directors shall apply this method when required.

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As of the date of this plan, the capital transactions covered by these adjustments are mainly:

•	cash capital increases reserved for shareholders,

•	capital increases by the capitalisation of reserves, profits or share premiums and the issue of free shares,

•	issues of convertible bonds or exchangeable bonds reserved for shareholders.

The legislation also provides for other cases of exercise price adjustment for financial transactions of a more exceptional nature (distribution of reserves, capital reduction further to losses, etc.).

It is hereby stated that neither the plan rules nor the grant letter shall confer upon the beneficiary any right whatsoever in terms of his or her contract of employment.

Terms and conditions for option vesting

a) General Rules

The options granted under this plan will not be definitively vested with their beneficiaries until the end of a four year period calculated from the day they are granted, i.e., beginning on the 29th March 2010.

For the purposes of these rules, the options are nevertheless deemed to be granted on the date of the decision by the Board of Directors on 28th March 2006.

b) Exceptions

In the event of a public offer for Veolia Environnement shares, all the options granted under this plan will be immediately vested and exercisable, without limitation.

In the event of the death or disability of the beneficiary (2nd and 3rd categories of Article L.341.4 of the Social Security Code), the options will be immediately vested and exercisable in accordance with the terms set forth in Chapter III below.

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In addition, the Chairman and Chief Executive Officer may, on an exceptional basis, depart from the terms for the vesting and exercise of options described in these rules. He shall inform the Nominations and Compensation Committee of his use of this power once every year.

Terms and conditions for exercising options

a) Conditions for exercising options

Options may be exercised only after being vested.

Exercise of options is subject to the following conditions:

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the beneficiary must have returned a copy of his grant letter, showing his agreement to the terms and conditions of these rules, to the Human Resources Department of Veolia Environnement within two months following the receipt of this letter; and

-	he must be able to give proof that he is an employee of a Veolia Environnement company at the date of his exercise of the options.

However, beneficiaries who have left the group for one of the following reasons -- death, disability (2nd or 3rd category of Article L.341.4 of the Social Security Code) or retirement -- retain the right to exercise their options, provided that beneficiaries who are not French residents will be subject to the most rigorous application of local laws (particularly related to taxes).

In accordance with French law, in the event of the death of a beneficiary, his heirs may exercise his options after a six month time period following the date of death, so long as this time period does not have the effect of extending the initial term of the options if they expire on an earlier date.

b) Terms and conditions for exercising options

In order to exercise his or her options, the beneficiary must submit to the attention of Veolia Environnement's Human Resources Department an options exercise form that conforms to the model form attached, duly completed, dated and signed, and accompanied by a copy of the rules.

After approving the application, Veolia Environnement's Human Resources Department will forward this document for processing to the plan manager (BNP Paribas – GIS Emetteurs – Immeuble Tolbiac – 75450 Paris cedex 09) for execution.

Payment of the price

Full payment of the price for the subscription to shares shall be made by cheque, bank transfer or any other procedure set up by the plan’s manager and approved by Veolia Environnement.

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Delivery of the securities

At the time of exercising each option, the beneficiary must state on the options exercise form the management method that he or she wishes to adopt for the shares acquired.

It should be noted that share transfer and registration formalities may take some time (up to eight days in the case of registration as administered securities).

Registration as "pure" registered securities is conducted by the Securities Department of the Société Générale bank appointed by Veolia Environnement. Registration on an "administrated" registered securities account enables another manager to be chosen. However, it should be remembered that no safekeeping charges apply to securities held by a "pure" registered securities manager.

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Subscribed share characteristics

The shares must be held as registered securities.

They shall give the right to the dividend paid in the year in which they are subscribed, provided however that the exercise occurs at least five working days before the holding of the General Shareholders' Meeting called to vote on the distribution of the said dividend.

They may be freely sold subject to potential tax-related “lock-in” periods applicable to each beneficiary.

Securities trading restrictions

Beneficiaries must abide by the rules and regulations applicable, both in France and in their own country of residence, regarding the use of privileged information.

They must especially take personal responsibility for their abstention obligation when, in the course or in the context of their duties, they have knowledge or are deemed to have knowledge of privileged information, i.e., specific information that is not in the public domain and that might influence the stock market price of a Veolia Environnement share.

In particular, they must abstain from proceeding with any sale of shares arising from the exercise of options during abstention periods specified in the Code of Conduct pertaining to securities transactions and with regard to French and American stock exchange regulations in effect for the Veolia Environnement group.

Application of the Rules

The Veolia Environnement Human Resources Department is available to answer any questions regarding the present Rules and their application. The various departments within Veolia Environnement (Human Resources, Legal Affairs, and Finance) can only provide purely factual information and cannot take on the role of any legal, financial, or tax consultancy service. Accordingly, neither Veolia Environnement, nor any of its departments may be held liable for any such services. It should be noted, however, that the rights of beneficiaries are governed exclusively by this plan, which may be interpreted solely by competent parties of Veolia Environnement.

Amendments to the Rules

At any time, Veolia Environnement may amend the provisions of these Rules by way of a decision by the Board of Directors, and after having received, as required, the opinion of the Nominations and Compensation Committee. Amendments that are not more favourable overall

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for beneficiaries are subject to a written agreement between the beneficiaries and Veolia Environnement.

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VIII.	SEC compliance
For beneficiaries residing in the United States only, the exercise of options is conditional upon prior registration of this plan with the Securities and Exchange Commission pursuant to US regulations.
IX.	Company liability
Veolia Environnement shall not be held to be liable for the non-issue of shares or of securities resulting from the inability to obtain a legal or regulatory authorisation considered to be necessary.
X.	Applicable law
This plan is subject to French law (Article L.225-177 et seq. of the French Commercial Code and to the Decree of 23rd March 1967).
XI	Translations
These rules are available from the Veolia Environnement Human Resources Department in French and in English. However, in the event of a dispute, only the French version has force of law.

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